EXHIBIT 99.1

HEXO Corp to acquire Newstrike Brands Ltd.

With this acquisition, HEXO will add 470,000 sq. ft. in production space when completed, additional public and private retail channels, and a branding relationship with members of The Tragically Hip

Over $400 million of pro forma net annual revenue ending July 2020 expected by HEXO following acquisition

GATINEAU, Quebec and TORONTO, March 13, 2019 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO") (TSX: HEXO; NYSE-A: HEXO) and Newstrike Brands Ltd. ("Newstrike") (TSX-V: HIP) are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") under which HEXO will acquire, by way of a plan of arrangement under the Business Corporations Act (Ontario), all of Newstrike’s issued and outstanding common shares in an all-share transaction valued at approximately $263 million (the "Transaction").

Under the terms of the Arrangement Agreement, Newstrike shareholders will receive 0.06332 of a HEXO common share in exchange for each Newstrike common share held.

The Transaction has been unanimously approved by the board of directors of each of HEXO and Newstrike, and Newstrike’s board of directors recommends that its shareholders vote in favour of the Transaction.

Transaction Highlights

  Capacity boost with state-of-the-art cultivation infrastructure: The Transaction gives HEXO the capacity to produce approximately 150,000 kg of high-quality cannabis annually. The Transaction also provides HEXO access to four cutting-edge production campuses totalling close to 1.8 million sq. ft. of near-term cultivation space and diversified growing and production techniques.  This is in addition to HEXO’s 579,000 sq. ft. facility for a manufacturing and product development centre of excellence in Belleville, Ontario.

  Diversified domestic market penetration: Combined, HEXO and Newstrike have established distribution agreements in 8 provinces including Ontario, Quebec, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, and Prince Edward Island, allowing broad consumer access to HEXO’s products across Canada.

  Premium indoor facility: Newstrike’s licensed indoor facility provide HEXO with access to diversified growing techniques and positions HEXO for flexibility for international exports as global cannabis markets continue to open.

  Accretive synergies: The combined entity is estimated to realize annual synergies of $10 million, allowing HEXO to operate more efficiently with a commitment to continued excellence.

“We're thrilled to welcome the Newstrike team into the HEXO family.  Jay Wilgar (CEO of Newstrike) and his team have built incredible relationships, including teaming up with The Tragically Hip, and they share HEXO’s vision of bringing exceptional branded cannabis experiences to adults everywhere,” said Sebastien St-Louis, CEO and co-founder of HEXO Corp “With Newstrike, we're adding talented employees and infrastructure to take HEXO to the next level on our journey to become one of the largest cannabis companies in the world. We're extremely proud of our record of execution, and today are committing to achieving over $400 million in net revenue in 2020.”

“This is the most compelling combination we see in the Canadian cannabis sector.  Our strength in Ontario and English Canada clearly complements HEXO’s strong position in Quebec and creates an industry leader.  The combination will deliver meaningful synergies, a stronger financial position with increased flexibility, and will position the combined company to meet growing consumer demand on a national basis. I believe this transaction is beneficial to our shareholders, customers, and employees. We look forward to working closely with the leadership team to complete this transaction," added Jay Wilgar, CEO of Newstrike.

Additional Transaction Details

The Transaction will require approval by (i) at least 66 2/3% of the votes cast by the shareholders of Newstrike; and (ii) a simple majority of the votes cast by disinterested shareholders of Newstrike, present at a special meeting of Newstrike shareholders.  HEXO has entered into irrevocable hard voting support agreements with each of Newstrike’s directors and officers, along with certain other shareholders of Newstrike, representing in aggregate approximately 25% of Newstrike's issued and outstanding common shares.

The Arrangement Agreement includes customary provisions including non-solicitation provisions, subject to the right of Newstrike to accept a superior proposal in certain circumstances, with HEXO having a five business day right to match any such superior proposal for Newstrike. The Arrangement Agreement also provides for a termination fee of $7.5 million payable by Newstrike to HEXO if the Transaction is terminated in certain specified circumstances, as well as a reciprocal $1 million expense reimbursement fee to either party if the Transaction is terminated in certain other specified circumstances.

In addition to Newstrike shareholder approvals, the Transaction is subject to the receipt of certain regulatory court and stock exchange approvals and the satisfaction of other conditions customary in transactions of this nature.

Upon completion of the Transaction, existing HEXO and Newstrike shareholders would own approximately 86% and 14% of the pro forma company, respectively, on a fully diluted basis.

Further information regarding the Transaction will be included in the information circular that Newstrike will prepare, file, and mail in due course to its shareholders in connection with its special meeting to be held to consider the Transaction. The Arrangement Agreement will be filed on the SEDAR profiles of Newstrike and HEXO on the SEDAR website at www.sedar.com.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Recommendation of Newstrike’s Board

Newstrike’s board of directors has unanimously determined, after receiving the unanimous recommendation of a special committee formed for purposes of the Transaction, and financial and legal advice, that the Transaction is in the best interests of Newstrike and its security holders, and the board of directors unanimously recommends that Newstrike’s shareholders vote in favour of the Transaction.

The board of directors of Newstrike has obtained a fairness opinion from RBC Capital Markets that, as of the date of the opinion, and subject to the assumptions, limitations, and qualifications on which such opinion is based, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the Newstrike shareholders.

Advisors and Counsel

RBC Capital Markets is acting as the exclusive financial advisor to Newstrike. Stikeman Elliott LLP is acting as legal counsel to Newstrike. Osler, Hoskin & Harcourt LLP is acting as legal counsel to special committee of the board of directors of Newstrike.

Norton Rose Fulbright Canada LLP is acting as legal counsel to HEXO.

HEXO Financial Outlook

Based on the completion of the Transaction, for fiscal 2020, HEXO estimates net and gross revenues from the sale of cannabis in Canada will be in excess of $400 million and $479 million respectively.

This estimate is based on management’s current views, strategies, expectations, assumptions and forecasts, and has been calculated using accounting policies that are generally consistent with our current accounting policies.  The estimate is derived from the expected net revenues from the sale of cannabis and cannabis products in the Canadian market alone. In addition, the estimate excludes the activity of current and future joint ventures, including HEXO’s Truss joint venture, as well as any merger and acquisition activity other than the Transaction.

This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of HEXO as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purpose of presenting information about management's current expectations and goals relating to the future business of HEXO. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties and other factors, many of which are beyond HEXO’s control. See “Cautionary Note Regarding Forward-Looking Statements”.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

About Newstrike

Newstrike is the parent company of Up Cannabis Inc., a licensed producer of cannabis that is licensed to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up Cannabis and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, is developing a diverse network of high quality cannabis brands.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", “estimate” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion of the Transaction and the timing for its completion; the satisfaction of closing conditions which include, without limitation (i) required Newstrike shareholder approval, (ii) necessary court approval in connection with the plan of arrangement, (iii) receipt of any required approvals under the Competition Act, (iv) certain termination rights available to the parties under the Arrangement Agreement, (v) HEXO obtaining the necessary approvals from the TSX and the NYSE American for the listing of its common shares in connection with the Transaction (vi). Newstrike receiving approval for the delisting of its shares on the TSX-V and (vii) other closing conditions, including compliance by HEXO and Newstrike with various covenants contained in the Arrangement Agreement; statements with respect to the effect of the Transaction on HEXO and its strategy going forward; statements with respect to the anticipated benefits associated with the acquisition of Newstrike; and HEXO’s financial outlook for estimated net and gross revenues from the sale of cannabis in Canada for fiscal 2020.

Forward-looking statements are based on certain assumptions regarding HEXO and Newstrike, including the completion of the Transaction, anticipated benefits from the Transaction, and expected growth, results of operations, performance, industry trends and growth opportunities. While HEXO and Newstrike consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

HEXO’s financial outlook for estimated net and gross revenues from the sale of cannabis in Canada for fiscal 2020 is based on the following assumptions of HEXO, amongst others: (i) completion of the Transaction on the terms detailed above; (ii) adult-use cannabis sales volume growth of approximately double HEXO’s current contractual supply agreements; (iii) obtaining entry into additional Canadian markets through public and private retail channels; (iv) cannabis production capacity to meet expected milestones with yield levels to obtain in excess of 91,000 kg of output; (v) current capital projects to meet expected completion and licensing milestones for production and transformation of cannabis purposes; (vi) average market prices across dry, oils, vapes and edibles cannabis markets based upon current and observable market pricing, as well as market research over future market prices; (vi) excise tax rates consistent with current Canadian policy; (vii) legalization of edible products, cannabis concentrates and topicals for production and sale and the adoption of regulations related thereto in October 2019 and in line with current industry expectations; and (viii) product development to meet expected completion milestones particularly with respect to launch of edible products and concentrates.

The assumptions of HEXO and Newstrike, although considered reasonable by them at the time of preparation, may prove to be incorrect. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the ability of HEXO to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Among other things, there can be no assurance that the Transaction will be completed or that the anticipated benefits from the Transaction will be achieved.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO and Newstrike which are available on SEDAR at www.sedar.com, including the “Risk Factors” section in HEXO’s Annual Information Form dated October 25, 2018, Newstrike’s Annual Information Form dated May 30, 2018 and the most recent management’s discussion and analysis filed by each of HEXO and Newstrike.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. HEXO and Newstrike disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. Both HEXO and Newstrike have been formed outside of the United States. The Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

HEXO:	Newstrike:

Investor Relations:	Investor Relations:
Jennifer Smith	1-877-541-9151
1-866-438-8429	ir@newstrike.ca
invest@hexo.com
Media Relations:
Media Relations:	PM Rendon
Caroline Milliard	365-773-5432
819-317-0526	prendon@up.ca
media@hexo.com
Director:
Director:	Jay Wilgar CEO, Newstrike
Adam Miron	905-844-8866
819-639-5498